Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801, U.S.A. Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@mazorrobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park Caesarea 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics Receives FDA Clearance for Spinal Deformity Correction
Planning Software for the Mazor X Surgical Assurance Platform

CAESAREA, Israel - April 12, 2017 - Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and leader in the field of surgical guidance systems, has received FDA clearance for its Mazor X Align™ software.  Mazor X Align is designed to assist surgeons in planning spinal deformity correction and spinal alignment for procedures performed with the Mazor X Surgical Assurance Platform. The new software will be demonstrated during exhibit hours at the 2017 American Association of Neurological Surgeons (AANS) Annual Scientific Meeting in Los Angeles, CA, April 22-26.

Mazor X Align leverages Mazor Robotics' extensive experience in pre-operative planning, image processing, computerized anatomy recognition, and registration of different imaging modalities. It is the latest module to be added to the Mazor X proprietary Pre-operative Analytics software suite, and enables surgeons to create a patient-specific, three-dimensional spinal alignment plan. The 3D plan simulates an entire spine, allowing pre-operative estimation of the impact of a planned surgical correction on the patient's posture post-operatively, considering segmental range-of-motion and final alignment parameters.

According to Ori Hadomi, CEO of Mazor Robotics, "Mazor X Align is the product of Mazor's development program and represents our innovative pipeline and visionary team experience. We are dedicated to pushing the envelope bringing to the market advanced products and applications in order to benefit an increasing number of patients suffering from difficult conditions and supporting the medical professionals serving them."

Mazor X Align will be released to a selection of Mazor X customers in early May. This early release will be followed by a widespread release during the second half of 2017.

During AANS, Mazor Robotics will be hosting the following special presentations at booth #1423:

Presentation: Clinical Experience with Mazor Robotics Guidance Systems
Presenter: Dr. Jae Y. Lim
Date: Monday, April 24
Time: 1:00 – 2:00 pm

Presentation: Initial Case Series with Mazor Robotics' Next Gen System: Mazor X™
Presenter: Dr. Donald M. Whiting
Date: Monday, April 24
Time: 3:30 – 4:00 pm

About Mazor
Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance Systems enable surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit MazorRobotics.com.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the benefits of the Company's products, the timing of release of Mazor X Align, and other statements containing the words "believes," "anticipates," "plans," "expects," "will" and similar expressions are forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor's annual report on Form 20-F filed with the SEC on May 2, 2016 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.
U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
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212.850.6020; 646-445-4800